March 1, 2013	TSX: SIL
NYSE MKT: SILU

SPROTT RESOURCE LENDING CORP. REPORTS 2012 YEAR END RESULTS

Toronto, Ontario - Sprott Resource Lending Corp. (the "Company" or "Sprott Resource Lending") today reported its financial results for the three and twelve months ended December 31, 2012. All figures are in Canadian dollars except where noted.

The overall resource loan and bond portfolio of the Company currently stands at approximately $168 million, increasing by $23 million from December 31, 2012. In addition, Sprott Resource Lending currently has $15 million in binding loan commitments and signed term sheets. The Company’s pipeline of new lending opportunities continues to run in excess of $90 million.

Fourth Quarter and Year End Highlights

  For the year ended December 31, 2012, the Company had interest income on resource loans of $16.3 million versus $11.4 million for the year ended December 31, 2011. For the quarter ended December 31, 2012, the Company recorded interest income on resource loans of $4.3 million compared to $5.1 million for the quarter ended December 31, 2011.
  As at December 31, 2012, book value was $1.52 per common share, compared to $1.61 per common share as at December 31, 2011. Despite strong earnings from resource lending activities, the decrease is primarily a result of write downs on the Company’s historical real estate portfolio of $22.0 million, net of recoveries, or $0.15 per common share. The Company had a net loss for the year ended December 31, 2012 of $5.3 million (or $0.04 per common share) versus net income of $2.5 million (or $0.02 per common share) for the year ended December 31, 2011.
  During its second full year of operations, the resource loan portfolio grew from $119.8 million as at December 31, 2011 to $131.0 million as at December 31, 2012.

Narinder Nagra, President and Chief Operating Officer, commented: "2012 was a successful year for Sprott Resource Lending. Our pipeline continues to grow as the relative attractiveness of our capital solution becomes better known within the resource industry. Given the currently tough resource equity markets, we are well positioned to deploy secure additional lending opportunities. Our lending business has produced attractive top line returns which, on a risk adjusted basis, we feel is a highly attractive strategy to generate returns in the resource sector. We remain confident that we will continue to build this business to become a global leader in the industry and look forward to a successful 2013.”

Dividend Details

The Board of Directors has approved the payment of a quarterly dividend of $0.015 per common share. The dividend of $0.015 is for payment on March 28, 2013 to shareholders of record on March 12, 2013. This is the Company's seventh consecutive quarterly dividend. The Company hereby notifies its shareholders that it will designate the full amount of such dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada).

Vancouver: Suite 1703, 595 Burrard Street, Box 49131, Vancouver, BC, Canada V7X 1J1 • Tel: 604-687-8378 • Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 • Tel: 416-977-7222 • Fax: 416-977-9555
www.sprottlending.com

Normal Course Issuer Bid

Under the normal course issuer bid initiated April 9, 2012, the Company has repurchased and cancelled 6,853,627 of its common shares at an average price of $1.46 per common share, leaving the Company with 146,976,919 common shares outstanding as at December 31, 2012.

Financing

In light of capital position and new lending opportunities, the Company is considering several working capital debt proposals to facilitate new loan growth.

Real Estate

Sprott Resource Lending has residual real estate assets with a book value of $31.5 million. The real estate consists of four properties in Western Canada, all of which are currently are in the process of liquidation. The Company currently has one of the larger properties under a conditional purchase and sale agreement.

Conference Call

Sprott Resource Lending plans an investor conference call to discuss its financial results at 10:00 am ET today. The call can be accessed live by dialing local (647) 427-7450 and toll free (888) 231-8191.

The call will be recorded and a replay made available approximately one hour after the live call ends. Individuals can access the replay by dialing local (416) 849-0833 or toll free (855) 859-2056 and entering pass code 56026240 followed by the number sign. The replay will be available until 11:59 p.m. ET March 8, 2013.

About Sprott Resource Lending Corp.

Sprott Resource Lending (www.sprottlending.com) specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and partnership agreement, Sprott Lending Consulting Limited Partnership (“SLCLP”) provides Sprott Resource Lending day to day business management as well as other management and administrative services. SLCLP is a wholly owned subsidiary of Sprott Inc. (www.sprottinc.com), the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, CEO	416-943-4998

Narinder Nagra, President and COO	604-488-8719

Jim Grosdanis, CFO	416-943-4698

CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This press release includes certain statements that constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws (collectively referred to herein as “Forward-Looking Statements”). The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", ”become”, "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. Such Forward-Looking Statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Statements. Forward-Looking Statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, portfolio changes, taxes, plans and objectives. In particular, but without limiting the forgoing, this news release contains Forward-Looking Statements pertaining to: (i) future loan commitments; (ii) the new lending opportunities pipeline and future growth of such pipeline; (iii) future resource lending capabilities and ability to generate returns; (iv) growth of the business to become a global leader in the industry; (v) working capital debt proposals to facilitate new loan growth; (vi) future monetization of the real estate portfolio and related evaluations and processes; and (vii) the payment and designation of future dividends. We have based these Forward-Looking Statements largely on our current beliefs, expectations, projections and assumptions about, amongst other things, future events and financial trends affecting the financial condition of our business. These Forward-Looking Statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that, if proven incorrect, could cause our actual results to differ materially from those in the Forward-Looking Statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Given the development nature of the real estate portfolio and lack of comparable transactions, the timing and the amount of the real estate portfolio monetization may be materially different from the Forward-Looking Statements.

Forward-Looking Statements should not be read as a guarantee of future performance or results. Forward-Looking Statements are based on information available at the time those statements are made and/or management’s good faith beliefs, expectations, projections and assumptions as of that time with respect to future events, and are subject to known and unknown risks, uncertainties and other factors that could cause actual performance or results to differ materially from those expressed in or suggested by the Forward-Looking Statements, including those listed under the heading “Risk Factors” in our annual information form dated February 28, 2013. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors and will be established on the basis of the Company’s earnings and/or resource lending activities, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. Should one or more of these risks or uncertainties materialize, or should beliefs, expectations, projections and/or assumptions underlying the Forward-Looking Statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements contained in this press release To the extent any Forward-Looking Statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-Looking Statements contained in this press release speak only as of the date of this press release and the Company does not assume any obligation to publically update or revise any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws. If we update any one or more Forward-Looking Statements, no inference should be drawn that we will make additional updates with respect to those or other Forward-Looking Statements. All Forward-Looking Statements contained in this press release are expressly qualified in their entirety by this cautionary notice.